22003204

SEC Mail Processing

MAR 02 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
a-68218

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avatar Capital Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Washington Blvd, Suite 1405
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Stark	973-670-2609	mstark@fxdd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – if individual, state last, first, and middle name)

250 Pehle Avenue, Suite 601	Saddle Brook	NJ	07663
(Address)	(City)	(State)	(Zip Code)

10/20/2003	361
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Emil Assentato, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avatar Capital Group LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

3/1/22

Signature: [signature]

Title: CEO

[signature]

Notary Public

TYLER M. FELDER
NOTARY PUBLIC, STATE OF NEW JERSEY
COMMISSION # 50182665
MY COMMISSION EXPIRES 1/17/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Financial Statement

Year Ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm 1

FINANCIAL STATEMENT

Statement of Financial Condition 2
Notes to Financial Statement 3-9

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avatar Capital Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avatar Capital Group LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

Saddle Brook, New Jersey
March 1, 2022

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	122,553
Commissions receivable		97,068
Deposit at clearing broker		125,000
Prepaid expenses and other assets		28,155
Total assets	$	372,776
Liabilities and member's capital		
Liabilities:		
Accrued expenses	$	85,116
Due to Parent		77,364
Total liabilities		162,480
Member's capital		210,296
Total liabilities and member's capital	$	372,776

The accompanying notes are an integral part of this financial statement.

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Financial Statement

December 31, 2021

1. Organization

Avatar Capital Group LLC (the "Company") was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC ("FXDD" or the "Parent").

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income, government securities and municipal bonds. The Company commenced trading operations on November 1, 2010. All corporate fixed income, government securities and municipal bonds transactions are cleared through Hilltop Securities, Inc. (the "Clearing Broker"). As of February 1, 2022, the Company discontinued trading in the corporate fixed income market.

The Company has incurred losses from operations in the past seven years. The Company has maintained enough capital to sustain operations. Such losses are the results of the Parent's efforts to grow the business. The Parent intends to make additional capital contributions, if necessary, to enable the Company to continue to meet its regulatory capital requirements.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 210-20, *Offsetting*, are met.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial

2. Significant Accounting Policies (continued)

statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

Fixed Assets

Equipment is stated at cost and was depreciated on a straight-line basis over their estimated useful life of three years.

Revenue from Contracts with Customers

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers.*

Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standards require disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. ASC 606 does not apply to revenue associated with financial instruments including interest income and interest expense.

Commissions Receivable

The Company accounts for credit losses under the provisions of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The guidance requires an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 include commissions receivable. For this financial instrument within the guidance's scope, no losses were considered necessary to be provided considering the counterparty's credit quality, an insignificant history of credit losses, and/or the short-term nature of the credit exposures.

Commissions receivable represent amounts due from the Clearing Broker. Upon inception of a receivable, the Company provides an allowance for credit losses based on the history of past write-offs and collections and an assessment of the entity's ability to pay. As of December 31, 2021, no allowance for credit losses was considered necessary.

2. Significant Accounting Policies (continued)

Securities Owned

Securities owned represent municipal bonds. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

Cost and fair value of securities owned at December 31, 2021 are as follows:

Municipal bonds - cost	$8,125
Unrealized loss - gross	(8,125)
Fair value	$ 0

3. Related-Party Transactions

FXDD provides accounting, administrative and technology services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. Due to Parent on the statement of financial condition totaling $77,364 relates to salaries and other expenses paid by FXDD on behalf of the Company.

4. Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

4. Fair Value Measurements (continued)

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- *Level 3:* Inputs to the valuation that are unobservable for the asset or liability and significant to the fair value measurement.

The fair value of municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. The fair value of the municipal securities at December 31, 2021 is $0 due to the defaulted status of the bond and the bond is categorized in Level 2 of the fair value hierarchy.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

5. Fixed Assets

Fixed assets as of December 31, 2021:

Equipment	$ 26,973
Less: accumulated depreciation	(26,973)
Fixed assets, net	$ 0

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2021, the Company had net capital of $182,141, which was $82,141 in excess of its required net capital of $100,000.

7. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. At December 31, 2021, the receivables from the clearing broker represents commissions receivable earned as an introducing broker for the transactions of its customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum exposure to loss at December 31, 2021, is $97,068. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $125,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains principally all its cash in two financial institutions, which may, at times, exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The

7. Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Company's exposure is solely dependent upon daily bank and brokerage account balances, as the case may be, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2021 amounts of cash held in the aggregate did not exceed FDIC insured limits at any one institution.

8. Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 requires a guarantor to recognize, at the inception of a guarantee, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2021, the Company had no guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2021, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

9. Income Taxes

As a wholly-owned limited liability company, the Company is not subject to federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Company's Parent for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction. No provision for income taxes is provided in the Company's financial statements.

The Company follows the provisions of FASB ASC 740 Subtopic 05 *Accounting for Uncertainty in Income Taxes* and as of December 31, 2021, the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine its Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

10. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

11. Impact of COVID-19 on Operations

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. While our operations have continued during the COVID-19 pandemic, and its impact is difficult to quantify, it has not had a material impact on our financial condition. The most notable disruption to our operations was the difficulties we faced regarding the initiation and continuation of client relationships as daily and personal interactions were not viable for much of the year.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict.

12. Subsequent Events

The Company received a capital contribution of $100,000 on January 27, 2022 to maintain its minimum net capital requirements.

As mentioned in Note 1 above, as of February 1, 2022, the Company discontinued trading in the corporate fixed income market as it no longer aligns with the Company's operational strategy. The Company will continue to service the government securities and municipal bond markets.

The Company has evaluated subsequent events through March 1, 2022, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.